August 31, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Celcuity LLC
Registration Statement on Form S-1
File Number: 333-220128

Dear Mr. Reynolds:

On behalf of our client, Celcuity LLC (the “Company”), we are submitting this letter via EDGAR with respect to the Registration Statement on Form S-1 (Registration No. 333-220128) filed by the Company on August 23, 2017. The purpose of this letter is to notify the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission that, based on current market conditions, the Company currently anticipates that the price range for the Company’s initial public offering will be in the range of $8.00 per share to $10.00 per share, with a midpoint of $9.00 per share. This price range is based, in large part, on discussions among the members of the board of the Company, senior management of the Company and representatives of the underwriter for the initial public offering, and may change in the future.

The Company intends to submit an amendment to the Registration Statement on Friday, September 1, 2017, in order to respond to previous comments received from the Staff on August 23, 2017. Following such filing, the Company will submit to the Staff, as supplemental information, changed pages to the Registration Statement (as amended) that reflect the price range. This will enable the Staff to view the changes related to the price range in the context of the most current Registration Statement.

The Company expects that it will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus and commencement of the Company’s road show process, which the Company expects to commence as early as September 7, 2017. The bona fide offering price range will be subject to then-current market conditions, continuing discussions with the underwriter and any other factors affecting the Company or the proposed offering. However, the Company currently believes that the foregoing price range will not be subject to significant change.

Division of Corporation Finance

U.S. Securities and Exchange Commission

August 31, 2017

Should you have any questions or comments, please contact me at (612) 492-7252.

Very truly yours,

/s/ Ryan C. Brauer

Ryan C. Brauer

Direct Dial: 612.492.7252

Email: rbrauer@fredlaw.com

cc:

Brian F. Sullivan, Chief Executive Officer, Celcuity LLC

Jonathan R. Zimmerman, Partner, Faegre Baker Daniels LLP

Blaise Rhodes, Securities and Exchange Commission

Rufus Decker, Securities and Exchange Commission

Michael Killoy, Securities and Exchange Commission

Brigitte Lippmann, Securities and Exchange Commission

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